UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

    ☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2021

Or

    ☐    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________________ to __________________

Commission file number 1-32525

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERIPRISE FINANCIAL 401(k) PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AMERIPRISE FINANCIAL, INC.
55 Ameriprise Financial Center
Minneapolis, MN 55474

Ameriprise Financial 401(k) Plan
 Financial Statements and Supplemental Schedule

December 31, 2021 and 2020
with Report of Independent Registered Public Accounting Firm

Ameriprise Financial 401(k) Plan
Form 11-K

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the Ameriprise Financial 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ameriprise Financial 401(k) Plan (the “Plan”) as of December 31, 2021 and 2020 and the related statements of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 29, 2022

We have served as the Plan’s auditor since 2012.

Ameriprise Financial 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
Assets
Cash	$728,853	$1,281,993
Investments at fair value	2,954,738,203	2,466,196,023
Investments at contract value	167,440,037	174,658,765
Receivables:
Accrued income	51,198	47,902
Due from broker	1,684,153	4,342,592
Employer contributions	5,243,027	4,855,710
Participant loans	27,058,208	30,421,907
Total assets	3,156,943,679	2,681,804,892

Liabilities
Due to broker	5,509,337	9,583,327
Accrued expenses	81,784	65,577
Total liabilities	5,591,121	9,648,904
Net assets available for benefits at end of year	$3,151,352,558	$2,672,155,988
See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2021	2020
Contributions:
Employer, net of forfeitures	$55,267,004	$55,007,529
Participant	118,560,585	112,980,968
Participant rollovers	10,720,524	8,083,485
Total contributions	184,548,113	176,071,982
Investment income:
Interest	1,720,274	2,774,264
Dividends	11,998,208	11,645,212
Net realized/unrealized appreciation	522,812,352	369,313,274
Total investment income	536,530,834	383,732,750
Other income	77,545	69,142
Interest on participant loans	1,172,626	1,479,763
Total additions	722,329,118	561,353,637
Administrative expenses	(1,014,611)	(942,515)
Withdrawal payments	(242,117,937)	(214,739,068)
Total deductions	(243,132,548)	(215,681,583)
Net increase in net assets available for benefits	479,196,570	345,672,054
Net assets available for benefits at beginning of year	2,672,155,988	2,326,483,934
Net assets available for benefits at end of year	$3,151,352,558	$2,672,155,988
See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements
December 31, 2021
1.  Description of the Plan
General
The Ameriprise Financial 401(k) Plan (the “Plan”), which became effective October 1, 2005, is a defined contribution plan. Under the terms of the Plan, certain regular full-time and part-time employees of Ameriprise Financial, Inc. and its participating subsidiaries (the “Company”) can make contributions to the Plan and are eligible to receive Company contributions beginning with the pay period in which they complete 60 days of service.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan document for more complete information.
Recordkeeping and Trustee of Plan Assets
Wells Fargo Bank, N.A. is the Plan’s trustee for all assets, and Alight Solutions is the Plan’s recordkeeper, including the self-directed brokerage account. In July 2019, the Principal Financial Group closed on the acquisition of the Institutional Retirement & Trust business of Wells Fargo Bank, N.A. The successor trustee became Principal Trust Company effective February 24, 2022. The Plan is administered by the Ameriprise Financial Employee Benefits Administration Committee (“EBAC”). The Ameriprise Financial 401(k) Investment Committee (“KIC”) selects and monitors the investment options offered to participants under the Plan and oversees matters related to Plan investments (excluding the Ameriprise Financial Stock Fund and investments selected by participants under the self-directed brokerage account). Members of the EBAC and KIC are appointed by fiduciaries as specified in the Plan.
Contributions
Elective Contributions
Each pay period, eligible participants may make pretax and/or Roth 401(k) contributions (up to 80% of eligible compensation), and after-tax contributions (up to 10% of eligible compensation) or a combination of any of the three, not to exceed 80% of their eligible compensation to the Plan through payroll deductions. The Internal Revenue Code of 1986, as amended (the “Code”), imposes a limitation on participants’ pretax and Roth contributions to plans that are qualified under Code Section 401(k) and other specified tax favored plans. This limit was $19,500 for both 2021 and 2020 for employees under age 50. For employees age 50 and older the limit was $26,000 for both 2021 and 2020. The Plan complied with nondiscrimination requirements under the Code for both 2021 and 2020.
Fixed Match Contributions
The Company matches 100% of the first 5% of eligible compensation an employee contributes on a pretax and/or Roth 401(k) basis for each pay period. At the end of each year, the Company completes a fixed match true-up for qualifying participants to ensure the fixed match contribution provided by the Company is equal to the lesser of 5% of eligible compensation or the participants’ annual deferral rate average. Participants must be employed on the last business day of the Plan year or have terminated employment, generally due to retirement (at or after age 65), disability (as defined in the Plan), transfer to Franchise Advisor role or death to receive a true-up contribution.
On April 24, 2020, the Company instituted a 2% base Company contribution at each pay period for the Plan for certain employees not eligible to participate in the Ameriprise Financial Retirement Plan due to plan amendments to freeze the plan to new entrants. This base contribution is invested based on the employee’s elections or a default fund if no elections are made and eligible employees are not required to elect to save their own money to receive this contribution.
Limit on Contributions
For purposes of the Plan, eligible compensation is a participant’s regular cash compensation up to $290,000 and $285,000 for 2021 and 2020, respectively, before tax deductions and certain other withholdings. Eligible compensation for all employees includes performance related cash bonuses, overtime, commissions and certain other amounts in addition to regular earnings.
Rollover Contributions
A rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers into the Plan are not eligible for Company match contributions.
Vesting
Participants are immediately vested in their pretax, Roth 401(k), after-tax, and rollover contributions and any income and appreciation on such contributions. Company contributions are vested on a five-year graded schedule of 20% per year of service with the Company or if the participant attains age 65 as an active employee, becomes disabled or deceased while employed.
Forfeitures
Forfeitures are transferred to a forfeiture account, which is maintained for the benefit of the Plan as a whole and is not attributable to any given participant. The balance of the forfeiture account may be used to pay plan expenses, offset the Company’s obligation to

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2021

fund Company contributions to the plan or restore previously forfeited balances for rehires. At December 31, 2021 and 2020, the forfeiture account totaled $118,230 and $71,848, respectively. Forfeitures used totaled $2,552,483 and $1,539,000 for 2021 and 2020, respectively. Forfeitures generated for the plan years ended December 31, 2021 and 2020 were $2,598,865 and $1,338,402, respectively.
Tax Status
As long as the Plan remains qualified and tax exempt, amounts invested in the Plan through participant and Company contributions and rollovers, as well as any income and appreciation on such amounts, are not subject to federal income tax until distributed to the participant. See Note 8 for additional information on the Plan’s tax status.
Distributions and Withdrawals
If employment ends, participants are eligible to receive a distribution of their vested account balance. Participants (or their beneficiaries) may elect to receive their accounts as a single lump-sum distribution in cash, whole shares of common stock, mutual fund shares held under the self-directed brokerage account, or a combination of cash and shares. Partial payments may be available to participants who meet certain requirements set forth in the Plan document. Terminated participants can defer payments until age 72. Effective July 1, 2021, the Plan will pay out vested balances of $5,000 or less as a lump sum payment within 60 days of termination of employment. Balances of less than $1,000 will be paid directly to the participant and balances of $1,000 to $5,000 will be rolled over to a safe harbor IRA.
Participants may be eligible to request an in-service withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code. Participants may elect to receive their withdrawal in cash, whole shares of common stock, mutual fund shares held under the self-directed brokerage account, or a combination of cash and shares.
Loan Program
Participants may borrow from their fund accounts a minimum of $500 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The administrative loan origination fee of $75 per loan is paid by the participant and is deducted from the proceeds of the loan. Loan terms range up to 59 months unless the loan is used towards the purchase of a primary residence in which case the loan terms can range up to 359 months. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of the prime rate as reported in the Wall Street Journal on the 15th of the month before the date the loan is originated. Principal and interest payments are deducted automatically from the participant’s pay each period.
If the participant’s employment with the Company ends for any reason, and their Plan loan is current, the Plan allows the participant to make repayment arrangements with the Plan’s Administrative Delegate before their loan would otherwise default. If so requested, upon the participant’s termination, the participant’s loan will be re-amortized to a monthly repayment schedule.
If the participant’s employment with the Company ends for any reason, and their Plan loan is in default when their employment ends, they have the option to continue to make loan payments or pay off the loan in full within 90 days or the participant may make alternative arrangements for repayment of the loan in order to prevent a default and acceleration due to non-payment, if payroll deduction is no longer available. If the outstanding loan is not paid in full within 90 days from separation from service or an alternative arrangement is not made, the loan will automatically be foreclosed and the amount outstanding will be immediately deducted from the benefit payable to the plan participant from the Plan. The amount deducted will be treated as a distribution to that participant regardless of whether they elected to receive a distribution of their vested Plan account. Unless the outstanding loan amount was previously taxed as a “deemed distribution,” the participant will then be responsible for any income taxes on the amount of the outstanding loan balance and possibly a 10% additional penalty tax that applies to early distributions.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2.  Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2021

Plan Fees and Expenses
Administrative expenses, which may include recordkeeping, participant servicing, legal fees, trustee fees, loan origination fees, fees incurred within the self-directed brokerage account and investment consulting fees, among other expenses, are paid by Plan participants and recorded as incurred, unless paid by the Company. The Company currently pays a portion of the administrative expenses, including fees of the auditors, legal fees and certain investment managers.
Fees paid to investment managers are paid from the fees associated with the investment options offered by the Plan, unless paid by the Company. In addition, expenses related to the investment of the Plan funds, for example, brokerage commissions, stock transfer or other taxes and charges incurred for the purchase or sale of the funds’ investments, as opposed to administrative expenses, are generally paid by the Plan participants out of the applicable investment. Fees paid out of an investment reduce the return of that investment.
A flat fee of $21 per quarter is charged to participant accounts with a balance of $5,000 or more (including loan balances). It is deducted proportionately from the participant’s investment options on a quarterly basis. The fee is deposited in the dedicated expense account and may be used to pay eligible administrative expenses of the Plan. As permitted under U.S. Securities and Exchange Commission rule 12b-1, mutual funds or share classes are assessed a fee to help cover the costs associated with marketing and selling the fund (“12b-1 fees”). The 12b-1 fees may also be used to cover shareholder servicing expenses. The only 12b-1 fees incurred are on certain self-directed brokerage funds.
Other Income
Other income includes a rebate of a portion of revenue sharing payments made to the Plan from a portion of the 12b-1 fees incurred from certain funds within the self-directed brokerage account. These payments are deposited in the dedicated expense account and may be used to pay eligible administrative expenses of the Plan. Other income is recorded when earned.
Valuation of Investments and Income Recognition
Investments are reported at fair value, with the exception of fully benefit-responsive investment contracts which are reported at contract value. See Note 4 and Note 5 for the Plan’s accounting policies related to the fully benefit-responsive investment contracts and the valuation of investments, respectively.
Purchases and sales of securities are reflected on a trade-date basis. The cost of securities sold is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest arose. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as the change in fair value of assets.
Participant Loans
Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, which is a reasonable estimate of fair value due to restrictions on the transfers of these loans. Interest income on participant loans is recorded when it is earned.
Withdrawal Payments
Withdrawal payments are recorded when paid.
3.  Investments
Investment Elections
A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions or transfer existing account balances on any business day the New York Stock Exchange is open. Investment funds may impose redemption restrictions.
Investment Options
A summary of investment options as of December 31, 2021 and 2020 is set forth below.
Mutual Funds
Mutual funds include the Allspring Small Company Growth R6 fund and the John Hancock Disciplined Value Mid Cap Fund R6.
Collective Investment Funds
The Collective Investment Funds include various investment options as follows: VOYA Target Solution Trust Funds, Victory Small Cap Value Collective Fund (75), Boston Partners Large Cap Value Equity CIT (Class D), Wellington Trust NA CIF II Growth 2, Ivy Investments International Core Equity CIT Fund (Class 2), Columbia Trust Balanced Fund (Class I), Columbia Trust Contrarian Core Fund, Columbia Trust Total Return Fund I, BlackRock US Equity Index Fund, BlackRock Russell 2500 Index Fund, BlackRock MSCI ACWI ex-US Index Fund and BlackRock US Debt Index Fund.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2021

Collective investment funds allow for daily redemptions but may require advance notice in certain circumstances. There were no unfunded commitments for the Collective Investment Funds as of December 31, 2021 and 2020.
Separate Accounts
The Congress Mid Cap Growth Fund is a separate account managed by Congress Asset Management Company. The fund invests at least 80% of its net assets in equity securities of mid-capitalization companies. The remaining 20% of its net assets can be invested in equity securities of small-capitalization and large-capitalization companies.
Ameriprise Financial Stock Fund
The Ameriprise Financial Stock Fund is an Employee Stock Ownership Plan (“ESOP”) that invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.
Self-Directed Brokerage Account
The Plan’s self-directed brokerage option gives participants the choice to invest in more than 14,000 mutual funds including exchange-traded funds and closed-ended mutual funds. Ameriprise Financial, Inc. was formerly a wholly owned subsidiary of American Express Company (“American Express”). On September 30, 2005, Ameriprise Financial, Inc. spun-off from American Express. As a result, American Express common stock was an investment option as specified by the Plan. Employees had the option to transfer the value of the American Express common stock to another investment in the Plan or transfer it to the self-directed brokerage option. American Express common stock may be held in the self-directed brokerage account on a hold or sell basis only and, with the exception of reinvestment of dividends, new purchases are not allowed.
Income Fund
The Income Fund is a stable value separately managed account which invests primarily in various book value wrap contracts with varying maturities, sizes and yields, offered by insurance companies, banks or financial institutions, which are backed by fixed income securities issued by the U.S. government and its agencies. See Note 4 for a more comprehensive discussion of book value wrap contracts. Ameriprise Trust Company is the investment manager for the Income Fund. The Income Fund also invests in the Columbia Trust Government Money Market Fund (which invests primarily in short-term debt instruments issued by the U.S. government and its agencies) and the MetLife Insurance Stable Value Government Separate Account (which invests primarily in U.S. government and agency bonds and mortgage backed securities issued or guaranteed by the U.S. government). The investment objective of the Income Fund is to preserve principal and income, while maximizing current income. There is no assurance that the Income Fund will meet its objective.
4.  Book Value Wrap Contracts
Book value wrap contracts are fully benefit-responsive and comprised of both an investment and a contractual component. The investment component consists of units of collective investment funds with fixed income strategies and a pooled portfolio of actively managed fixed income securities, referred to as the Covered Assets, which may be owned by the Income Fund or in some cases the third party that underwrites the performance of the Covered Assets for the benefit of the Income Fund. The securities owned by the third party are held in a Separate Account and are not subject to the liabilities of the general account of the third party. The Covered Assets include U.S. government and agency bonds and mortgage backed securities issued or guaranteed by the U.S. government. The Income Fund enters into book value wrap contracts (the contractual component) with third parties, generally insurance companies, banks or financial institutions, to underwrite the performance of the Covered Assets from the risk of adverse interest rate movements. Under these contracts, the third party is obligated to provide sufficient funds to cover participant benefit withdrawals and certain types of investment transfers regardless of the market value of the Covered Assets. While the contracts are designed to protect the Income Fund against interest rate risk, the Income Fund is still exposed to risk if issuers of Covered Assets default on payment of interest or principal or upon the occurrence of certain events, described below, involving the Income Fund, its plan sponsor or its investment manager.
Fully benefit-responsive book value wrap contracts held by a separately managed account created for a defined contribution plan are reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive book value wrap contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents the face amount of the contract plus accrued interest at the contract rate.
Certain events may limit the ability of the Income Fund to transact at contract value with the book value wrap contract issuers for participant benefit payments or investment transfers. Possible events include a transfer from the Income Fund in violation of the equity wash required by the book value wrap contracts. An equity wash restriction prohibits money from being moved directly from the Income Fund to the self-directed brokerage account, without first being invested in another investment fund for 90 days. After the 90 days, the assets may be transferred from the other investment fund to the self-directed brokerage account. Other possible events include participant-directed withdrawals that occur due to a plan sponsor-initiated event, such as the implementation of an early

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2021

retirement program or facility closing, of which the book value wrap contract issuer has not been made aware, or a request by the trustee to terminate a contract at market value. While these events are not probable, it is possible that they could occur.
Certain events may allow the book value wrap contract issuer to terminate a book value wrap contract and settle at the market value of the Covered Assets, as opposed to contract value. These events may include the termination of the Plan or the Trust holding the Income Fund assets, the replacement of the trustee of the Income Fund without the consent of the book value wrap contract issuer, a change in the investment guidelines, administration or policies of the Income Fund that may cause a material adverse effect on the book value wrap contract issuer, a breach of the contract terms by a counterparty, a legal or regulatory event such as a ruling by a regulatory agency governing the Income Fund, its investment manager or the book value wrap contract issuer that may cause material adverse effect to a party under the book value wrap contract, or the failure of the Trust to be tax-exempt under the Internal Revenue Code.
5.  Fair Value Measurements
GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.
Valuation Hierarchy
The Plan categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Plan’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:
Level 1    Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.
Level 2    Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.
Level 3    Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The following tables present the balances of assets measured at fair value on a recurring basis:

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Investments
Mutual funds	$151,684,651	$—	$—	$151,684,651
Ameriprise Financial common shares	350,573,724	—	—	350,573,724
Self-directed brokerage account	488,939,210	—	—	488,939,210
Common Stock	135,374,532	8,069,310	—	143,443,842
Collective investment funds measured at net asset value (“NAV”) (1)				1,820,096,776
Total investments at fair value	$1,126,572,117	$8,069,310	$—	$2,954,738,203

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Investments
Mutual funds	$123,970,466	$—	$—	$123,970,466
Ameriprise Financial common shares	242,793,554	—	—	242,793,554
Self-directed brokerage account	433,131,248	—	—	433,131,248
Collective investment funds measured at NAV (1)				1,547,786,475
Separate accounts measured at NAV (1)				118,514,280
Total investments at fair value	$799,895,268	$—	$—	$2,466,196,023
(1) Amounts are comprised of investments measured at fair value using NAV (or its equivalent) as a practical expedient and have not been classified within the fair value hierarchy.
Determination of Fair Value
The Plan uses valuation techniques consistent with the market approach to measure the fair value of its assets. The Plan’s market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets. The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs. All other assets of the Plan are valued using NAV.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2021

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.
Investments
Mutual Funds
The fair value of the Allspring Small Company Growth R6 fund and the John Hancock Disciplined Value Mid Cap Fund R6 are determined by the NAV which represents the exit price. The fair value is classified as Level 1 as the funds are traded in active markets and quoted prices are available.
Ameriprise Financial Common Shares
The fair value of Ameriprise Financial, Inc. common shares is determined using quoted prices in active markets and is classified as Level 1.
Self-Directed Brokerage Account
Actively traded money market funds are measured at NAV and classified as Level 1. The fair value of common stock and exchange-traded funds are determined using quoted prices in active markets and are classified as Level 1. The fair value of mutual funds is determined by the NAV which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.
Common Stock
The fair value of common stock classified as Level 1 is determined using quoted prices in active markets and the fair value of common stock classified as Level 2 is determined based on a market approach using observable inputs.

Collective Investment Funds
The fair value of collective investment funds is determined by the NAV of the funds. The NAV is used as a practical expedient and represents the exit price for the funds. These funds are excluded from classification in the fair value hierarchy. Collective investment funds are traded in principal-to-principal markets with little publicly released pricing information.
Separate Accounts
The fair value of units in separate accounts is measured at NAV as a practical expedient and represents the exit price. Separate accounts are excluded from classification in the fair value hierarchy.
6.  Transactions with Parties-in-Interest
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan. Parties-in-interest include the Company, the trustee of the Plan assets (Wells Fargo Bank, N.A.) and the Plan’s recordkeeper (Alight Solutions). Transactions involving funds managed by the Company, trustee and recordkeeper are considered party-in-interest transactions. These transactions, based on customary and reasonable rates, are not, however, considered prohibited transactions under Section 408(b) of ERISA and the regulations promulgated thereunder.
The Columbia Trust collective funds are maintained by Ameriprise Trust Company, a Minnesota-chartered trust company, and distributed by Columbia Management Investment Distributors, Inc., member FINRA. Ameriprise Trust Company serves as trustee and offers investment management and related services to these collective funds. Columbia Management Investment Advisers, LLC provides investment advice for certain of these funds in a subadvisory capacity. These companies are wholly-owned subsidiaries of Ameriprise Financial, Inc.
The total fair value of Ameriprise Financial, Inc.’s common stock held by plan participants was $350,573,724 and $242,793,554 as of December 31, 2021 and 2020, respectively. The total fair value of the investment options, excluding the self-directed brokerage account, managed by subsidiaries of Ameriprise Financial, Inc. was $431,500,307 and $391,169,470 as of December 31, 2021 and 2020, respectively. As investment manager, these subsidiaries earn annual management fees ranging from 0.26% to 0.41% of the amounts invested in the Collective Investment Funds. Fees incurred for investment management services for the Income Fund, excluding fees associated with wrap contracts which are paid by the Plan, are paid directly by the Company. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each collective investment fund. Participant loans also qualify as party-in-interest transactions and are secured by the vested balances in participant accounts.
See Note 2 for more information on Plan fees and expenses.
7.  Risks and Uncertainties
The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2021

securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The coronavirus disease 2019 (“COVID-19”) pandemic has presented an ongoing significant economic and societal disruption and market unpredictability, which has impacted the market price of the Plan’s assets. While the pandemic has subsided in many areas, a resurgence of the pandemic could result in significant disruption of the global financial markets. Plan management will continue to monitor the impact COVID-19 has on the Plan. Plan management is also monitoring the current volatility in market conditions, general economic factors and the current geopolitical environment.
8.  Income Tax Status
The Plan received a favorable determination letter from the Internal Revenue Service (“IRS”) dated September 7, 2017 indicating that the Plan is qualified under the Code and the Trust established under the Plan is tax-exempt and the Plan satisfies the requirement of Code Section 4975(e)(7). The Plan has been amended after the period covered by the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan, as amended, is currently designed and operated in compliance with the applicable requirements of the Code, and therefore the Plan and the Trust are intended to be qualified and tax-exempt, and the Plan is intended to satisfy the requirements of Code Section 4975(e)(7). The IRS no longer issues determination letters to qualified plans on a five-year cycle to evidence compliance with IRS rules.
There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan believes it is no longer subject to income tax examinations for years prior to 2018.
9.  Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500:

	December 31,
	2021	2020
Net assets available for benefits per the financial statements	$3,151,352,558	$2,672,155,988
Deemed distributions of participant loans	(193,799)	(248,078)
Difference between contract value and fair value of fully benefit-responsive investment contracts	20,758	3,402,002
Net assets available for benefits per Form 5500	$3,151,179,517	$2,675,309,912

	Years Ended December 31,
	2021	2020
Net increase in net assets available for benefits per the financial statements	$479,196,570	$345,672,054
Change in deemed distributions of participant loans	54,279	74,092
Change in difference between contract value and fair value of fully benefit-responsive investment contracts	(3,381,244)	2,923,832
Net income per Form 5500	$475,869,605	$348,669,978
10.  Subsequent Events
The Company evaluated events or transactions that occurred after the statement of net assets available for benefits date for potential recognition or disclosure through the date the financial statements were issued. The annual fixed match true-up contribution of $5,243,027 for the 2021 plan year, which is recorded as a receivable as of December 31, 2021, was posted to participant accounts on January 21, 2022.

Ameriprise Financial 401(k) Plan
SUPPLEMENTAL SCHEDULE

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

	Mutual Funds —
*	Allspring Small Company Growth R6	1,837,937	$84,986,197
	John Hancock Disciplined Value Mid Cap Fund R6	2,411,369	66,698,454
	Total Mutual Funds		151,684,651

	Collective Investment Funds —
*	Columbia Trust Balanced Fund (Class I)	4,105,593	97,220,439
*	Columbia Trust Contrarian Core Fund	22,254,060	224,320,920
*	Columbia Trust Gov Money Market Fund	12,759,991	12,759,991
*	Columbia Trust Total Return Fund I	7,653,461	97,198,957
	Boston Partners Large Cap Value Equity CIT (Class D)	3,442,194	109,737,151
	Victory Small Cap Value Collective Fund (75)	1,907,617	89,231,078
	VOYA Target Solution Trust Income (Class 4)	2,793,842	52,088,590
	VOYA Target Solution Trust 2025 (Class 4)	2,783,173	66,565,103
	VOYA Target Solution Trust 2030 (Class 4)	3,339,899	86,433,244
	VOYA Target Solution Trust 2035 (Class 4)	2,951,947	81,438,480
	VOYA Target Solution Trust 2040 (Class 4)	2,750,687	81,096,633
	VOYA Target Solution Trust 2045 (Class 4)	2,265,991	69,319,917
	VOYA Target Solution Trust 2050 (Class 4)	1,405,263	42,959,753
	VOYA Target Solution Trust 2055 (Class 4)	873,671	26,807,211
	VOYA Target Solution Trust 2060 (Class 4)	631,685	13,805,585
	VOYA Target Solution Trust 2065 (Class 4)	149,057	2,037,029
	Ivy Investments International Core Equity CIT Fund (Class 2)	6,526,323	127,459,079
	Wellington Trust NA CIF II Growth 2	6,661,432	198,110,995
	BlackRock US Equity Index Fund	6,308,189	261,041,706
	BlackRock Russell 2500 Index Fund	948,990	28,602,457
	BlackRock MSCI ACWI ex-US Index Fund	1,862,450	28,144,783
	BlackRock US Debt Index Fund	682,736	17,025,307
*	Wells Fargo/BlackRock Short-Term Investment Fund	6,692,368	6,692,368
	Total Collective Investment Funds		1,820,096,776

	Common Stock —
	Akamai Technologies	19,000	2,223,759
	Asbury Automotive Group Inc	20,000	3,454,600
	Azenta Inc	32,500	3,351,075
	Booz Allen Hamilton Holding Co	25,000	2,119,750
	Burlington Stores Inc	11,000	3,206,610
	Charles River Laboratories	11,000	4,144,580
	Church & Dwight Inc	32,500	3,331,250
	Ciena Corp Usd 0.01	55,000	4,233,350
	Cintas Corp	9,000	3,988,530
	Cooper Cos Inc Com New	7,500	3,142,050
	Copart Inc Com	26,000	3,942,120
	Diodes Inc	40,616	4,460,043
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     12

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

	Entegris Inc	28,000	3,880,240
	Etsy Inc	15,000	3,284,100
	First Republic Bank/San Francisco	17,500	3,613,925
	Floor & Decor Holdings Inc	32,500	4,225,325
	Generac Holdings Inc	9,500	3,343,240
	Horizon Therapeutics Public Limited Company	41,000	4,418,160
	Huntington Ingalls Industries	15,000	2,801,100
	Idex Corp	16,000	3,781,120
	Keysight Technologies Inc	22,500	4,646,475
	Masco Corp	55,000	3,862,100
	Mccormick & Co Inc Non Voting	30,000	2,898,300
	Mettler-Toledo International Inc	3,000	5,091,630
	Monolithic Pwr Sys Inc	8,000	3,946,640
	Neurocrine Biosciences Inc Com	24,500	2,086,665
	Paycom Software Inc	8,000	3,321,520
	Pool Corporation	7,500	4,245,000
	Qualys Inc	20,000	2,744,400
	Raymond James Financial Inc	37,500	3,765,000
	Resmed Inc	14,000	3,646,720
	Skyworks Solutions Inc	16,500	2,559,810
	Sps Commerce Inc	22,600	3,217,110
	Steris Plc	15,000	3,651,150
	Sun Cmntys Inc Com	17,500	3,674,475
	Take-Two Interactive Software	17,500	3,110,100
	Teledyne Technologies Inc	8,000	3,495,120
	West Pharmaceutical Sercives Inc	10,000	4,690,100
	Williams Sonoma Inc	20,000	3,382,600
	Zebra Technologies Corp C	7,500	4,464,000
	Total Common Stock	828,216	143,443,842

	Ameriprise Financial Stock Fund —
*	Ameriprise Financial, Inc. Common Shares	1,162,150	350,573,724
	Total Ameriprise Financial Stock Fund		350,573,724

***	Self-Directed Brokerage Account		488,939,210
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     13

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

	MetLife Insurance Stable Value Government Separate Account	138,776	15,728,897
*	Columbia Trust Gov Money Market Fund	31,807,747	31,807,747
	U.S. Government and Agency Securities:
	FHLB 2.125% 12/11/2026	3,525,000	3,653,948
	FHLB 2.375% 03/14/2025	2,325,000	2,422,515
	FHLB 2.750% 12/13/2024	2,625,000	2,756,573
	FHLB 5.375% 8/15/2024	3,250,000	3,618,450
	FHLMC 0.375% 09/23/2025	3,650,000	3,550,245
	FHLMC REFERENCE NOTE 1.500% 02/12/2025	5,325,000	5,405,217
	FNMA 0.625% 04/22/2025	8,675,000	8,554,048
	FNMA 2.625% 09/06/2024	2,875,000	3,005,817
	FNMA BENCHMARK NOTE 0.500% 11/07/2025	175,000	170,622
	U.S. TREASURY NOTE 0.250% 06/15/2024	9,225,000	9,089,508
	U.S. TREASURY NOTE 0.750% 05/31/2026	18,550,000	18,176,102
	FGOLD 15YR 3.500% 08/01/2025	26,057	27,430
	FGOLD 15YR 3.500% 09/01/2025	4,502	4,740
	FGOLD 15YR 3.500% 10/01/2025	1,388	1,461
	FGOLD 15YR 4.000% 02/01/2025	8,835	9,277
	FGOLD 15YR 4.000% 07/01/2025	4,230	4,445
	FGOLD 15YR 4.000% 08/01/2025	15,473	16,261
	FGOLD 15YR 3.000% 01/01/2027	62,461	65,748
	FGOLD 15YR 3.000% 01/01/2032	95,370	100,355
	FGOLD 15YR 3.000% 01/01/2032	122,927	129,380
	FGOLD 15YR 3.000% 01/01/2033	156,715	164,786
	FGOLD 15YR 3.000% 02/01/2027	20,358	21,363
	FGOLD 15YR 3.000% 03/01/2033	335,416	352,682
	FGOLD 15YR 3.000% 04/01/2032	352,077	370,689
	FGOLD 15YR 3.000% 09/01/2026	41,031	42,979
	FGOLD 15YR 3.000% 10/01/2026	1,920	2,011
	FGOLD 15YR 3.000% 10/01/2026	4,707	4,931
	FGOLD 15YR 3.000% 11/01/2025	1,122	1,175
	FGOLD 15YR 3.000% 11/01/2026	30,815	32,287
	FGOLD 15YR 3.000% 12/01/2026	113,009	118,606
	FGOLD 15YR 3.500% 01/01/2034	440,996	465,890
	FGOLD 15YR 3.500% 02/01/2026	4,038	4,254
	FGOLD 15YR 3.500% 03/01/2026	5,155	5,432
	FGOLD 15YR 3.500% 04/01/2033	147,476	155,959
	FGOLD 15YR 3.500% 05/01/2026	706	744
	FGOLD 15YR 3.500% 05/01/2032	175,829	186,084
	FGOLD 15YR 3.500% 06/01/2026	50,798	53,538
	FGOLD 15YR 3.500% 07/01/2026	11,251	11,840
	FGOLD 15YR 3.500% 07/01/2026	73,251	77,206
	FGOLD 15YR 3.500% 08/01/2026	2,226	2,346
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     14

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FGOLD 15YR 3.500% 08/01/2026	33,387	35,191
FGOLD 15YR 3.500% 08/01/2026	9,671	10,194
FGOLD 15YR 3.500% 09/01/2026	1,335	1,405
FGOLD 15YR 3.500% 09/01/2026	1,773	1,869
FGOLD 15YR 3.500% 09/01/2026	4,401	4,637
FGOLD 15YR 3.500% 10/01/2025	42,177	44,426
FGOLD 15YR 3.500% 11/01/2025	33,292	35,067
FGOLD 15YR 3.500% 12/01/2025	6,879	7,245
FGOLD 15YR 3.500% 12/01/2025	104,688	110,312
FGOLD 15YR 3.500% 12/01/2025	132	139
FGOLD 15YR 3.500% 12/01/2025	2,955	3,112
FGOLD 15YR 3.500% 12/01/2025	9,879	10,407
FGOLD 15YR 4.000% 05/01/2026	18,449	19,428
FGOLD 15YR 4.000% 06/01/2025	987	1,037
FGOLD 15YR 4.000% 06/01/2026	13,838	14,573
FGOLD 15YR GIANT 3.000% 01/01/2032	394,646	414,881
FGOLD 15YR GIANT 3.000% 02/01/2031	234,978	247,250
FGOLD 15YR GIANT 3.000% 03/01/2031	145,188	152,776
FGOLD 15YR GIANT 3.000% 03/01/2032	663,526	697,905
FGOLD 15YR GIANT 3.000% 05/01/2031	372,941	392,449
FGOLD 15YR GIANT 3.000% 07/01/2030	181,588	191,076
FGOLD 15YR GIANT 3.000% 09/01/2027	9,777	10,257
FGOLD 15YR GIANT 3.000% 09/01/2031	230,487	242,831
FGOLD 15YR GIANT 3.000% 10/01/2030	84,222	89,134
FGOLD 15YR GIANT 3.000% 11/01/2026	99,465	104,169
FGOLD 15YR GIANT 3.000% 12/01/2026	36,230	37,941
FGOLD 15YR GIANT 3.000% 12/01/2030	317,397	333,058
FGOLD 15YR GIANT 3.500% 01/01/2027	72,981	76,925
FGOLD 15YR GIANT 3.500% 01/01/2030	130,001	137,697
FGOLD 15YR GIANT 3.500% 02/01/2034	133,977	141,632
FGOLD 15YR GIANT 3.500% 04/01/2026	12,089	12,731
FGOLD 15YR GIANT 3.500% 04/01/2030	59,187	62,661
FGOLD 15YR GIANT 3.500% 05/01/2033	331,129	350,165
FGOLD 15YR GIANT 3.500% 06/01/2029	33,801	35,593
FGOLD 15YR GIANT 3.500% 07/01/2026	3,068	3,233
FGOLD 15YR GIANT 3.500% 07/01/2029	106,797	113,114
FGOLD 15YR GIANT 3.500% 07/01/2033	68,635	72,504
FGOLD 15YR GIANT 3.500% 08/01/2026	7,453	7,854
FGOLD 15YR GIANT 3.500% 08/01/2029	7,327	7,754
FGOLD 15YR GIANT 3.500% 08/01/2032	382,693	405,149
FGOLD 15YR GIANT 3.500% 08/01/2033	120,079	126,859
FGOLD 15YR GIANT 3.500% 11/01/2025	12,955	13,634
FGOLD 15YR GIANT 3.500% 11/01/2029	155,598	164,808
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     15

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FGOLD 15YR GIANT 3.500% 12/01/2025	1,328	1,399
FGOLD 15YR GIANT 3.500% 12/01/2029	178,566	188,157
FGOLD 15YR GIANT 3.500% 12/01/2033	93,806	99,169
FGOLD 15YR GIANT 4.000% 05/01/2025	23,289	24,464
FGOLD 15YR GIANT 4.000% 05/01/2026	2,062	2,165
FGOLD 15YR GIANT 4.000% 06/01/2026	68,440	71,884
FGOLD 15YR GIANT 4.000% 07/01/2026	36,102	38,032
FGOLD 15YR GIANT 4.000% 12/01/2025	1,143	1,204
FGOLD 15YR GIANT 4.000% 12/01/2026	11,649	12,231
FHLMC 15YR UMBS 2.000% 08/01/2035	1,767,719	1,812,177
FHLMC 15YR UMBS 2.000% 08/01/2035	2,001,937	2,052,286
FHLMC 15YR UMBS 3.000% 12/01/2034	418,459	440,259
FHLMC 15YR UMBS 3.000% 12/01/2034	608,810	640,138
FHLMC 15YR UMBS MIRROR 2.500% 05/01/2033	333,797	345,852
FHLMC 15YR UMBS MIRROR 2.500% 07/01/2032	151,367	157,172
FHLMC 15YR UMBS MIRROR 2.500% 11/01/2032	317,815	330,027
FHLMC 15YR UMBS MIRROR 3.000% 03/01/2031	362,817	381,700
FHLMC 15YR UMBS MIRROR 3.000% 04/01/2034	95,591	100,377
FHLMC 15YR UMBS SUPER 2.000% 05/01/2035	982,146	1,006,847
FHLMC 15YR UMBS SUPER 2.000% 06/01/2035	424,597	436,366
FHLMC 15YR UMBS SUPER 2.000% 09/01/2035	1,500,755	1,538,500
FHLMC 15YR UMBS SUPER 2.000% 10/01/2035	1,591,029	1,631,043
FHLMC 15YR UMBS SUPER 2.500% 08/01/2034	516,330	534,835
FHLMC 15YR UMBS SUPER 2.500% 10/01/2034	81,953	84,898
FHLMC 15YR UMBS SUPER 2.500% 12/01/2034	381,101	394,814
FHLMC 15YR UMBS SUPER 3.000% 01/01/2034	197,152	206,933
FHLMC 5/1 HYBRID ARM 1.972% 12/01/2036 VARIABLE	19,471	20,435
FHLMC_K018 2.789% 01/25/2022	38,118	38,122
FHLMC_K019 2.272% 03/25/2022	390,155	390,332
FHLMC_K037 2.592% 04/25/2023	187,181	189,532
FHLMC_K039 2.683% 12/25/2023	365,907	372,016
FHLMC_K040 2.768% 04/25/2024	376,002	385,500
FHLMC_K050 2.802% 01/25/2025	689,503	707,022
FHLMC_K736 1.895% 06/25/2025	1,749,648	1,772,399
FHLMC_T-13 6.085% 09/25/2029	37	37
FGOLD 15YR GIANT 3.000% 09/01/2030	156,654	164,834
FGOLD 15YR GIANT 3.500% 03/01/2030	28,201	29,873
FNMA 15YR 3.500% 01/01/2026	18,962	19,971
FNMA 15YR 3.500% 01/01/2026	1,787	1,880
FNMA 15YR 3.500% 01/01/2026	20,476	21,559
FNMA 15YR 3.500% 02/01/2026	45,670	48,119
FNMA 15YR 3.500% 03/01/2026	126,513	133,305
FNMA 15YR 3.500% 09/01/2026	55,954	58,959
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     16

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FNMA 15YR 3.500% 10/01/2025	35,098	36,951
FNMA 15YR 3.500% 10/01/2025	473	498
FNMA 15YR 3.500% 10/01/2025	401	422
FNMA 15YR 3.500% 10/01/2025	84,891	89,381
FNMA 15YR 3.500% 10/01/2025	59,125	62,288
FNMA 15YR 3.500% 10/01/2025	82,377	86,784
FNMA 15YR 3.500% 11/01/2025	34,112	35,911
FNMA 15YR 3.500% 11/01/2025	4,735	4,984
FNMA 15YR 3.500% 11/01/2025	4,320	4,550
FNMA 15YR 3.500% 12/01/2025	7,724	8,128
FNMA 15YR 4.000% 02/01/2025	97	101
FNMA 15YR 4.000% 04/01/2025	4,370	4,589
FNMA 15YR 4.000% 05/01/2025	20,355	21,375
FNMA 15YR 4.000% 06/01/2025	33,975	35,677
FNMA 15YR 4.000% 06/01/2025	2,981	3,131
FNMA 15YR 4.000% 09/01/2024	13,569	14,242
FNMA 15YR 4.500% 02/01/2025	26,433	27,543
FNMA 15YR 4.500% 03/01/2023	351	364
FNMA 15YR 4.500% 05/01/2024	487	505
FNMA 15YR 4.500% 10/01/2024	13,681	14,225
FNMA 15YR 5.000% 02/01/2023	1,556	1,603
FNMA 15YR 5.000% 02/01/2024	10,518	10,851
FNMA 15YR 5.000% 05/01/2023	7,777	8,018
FNMA 15YR 5.000% 05/01/2023	6,293	6,484
FNMA 15YR 5.000% 06/01/2023	5,711	5,885
FNMA 15YR 5.000% 11/01/2023	2,937	3,056
FNMA 30YR 6.000% 11/01/2028	6,604	7,239
FNMA 30YR 6.500% 04/01/2032	6,679	7,368
FNMA 30YR 6.500% 04/01/2032	3,352	3,698
FNMA 30YR 7.000% 07/01/2028	3,751	3,764
FNMA 10/1 HYBRID ARM 1.710% 10/01/2034 VARIABLE	1,096	1,128
FNMA 10/1 HYBRID ARM 2.090% 12/01/2033 VARIABLE	780	808
FNMA 15YR 2.500% 02/01/2033	647,348	672,506
FNMA 15YR 3.000% 01/01/2030	57,306	60,135
FNMA 15YR 3.000% 01/01/2031	107,452	112,512
FNMA 15YR 3.000% 01/01/2032	231,064	243,066
FNMA 15YR 3.000% 01/01/2033	475,684	500,282
FNMA 15YR 3.000% 01/01/2034	491,025	515,379
FNMA 15YR 3.000% 02/01/2029	231,392	242,759
FNMA 15YR 3.000% 02/01/2030	140,872	147,711
FNMA 15YR 3.000% 02/01/2031	281,895	296,182
FNMA 15YR 3.000% 02/01/2031	237,615	249,820
FNMA 15YR 3.000% 02/01/2034	169,349	177,953
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     17

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FNMA 15YR 3.000% 03/01/2031	562,697	591,532
FNMA 15YR 3.000% 03/01/2031	41,073	43,124
FNMA 15YR 3.000% 03/01/2033	135,746	142,725
FNMA 15YR 3.000% 04/01/2031	91,095	95,750
FNMA 15YR 3.000% 04/01/2031	225,776	237,497
FNMA 15YR 3.000% 04/01/2032	153,146	161,140
FNMA 15YR 3.000% 05/01/2031	147,907	155,585
FNMA 15YR 3.000% 06/01/2030	231,405	243,362
FNMA 15YR 3.000% 06/01/2032	109,560	115,282
FNMA 15YR 3.000% 06/01/2034	215,707	226,364
FNMA 15YR 3.000% 07/01/2030	31,647	33,286
FNMA 15YR 3.000% 07/01/2032	207,259	217,932
FNMA 15YR 3.000% 07/01/2032	173,742	182,804
FNMA 15YR 3.000% 09/01/2029	72,215	76,591
FNMA 15YR 3.000% 09/01/2031	353,016	370,822
FNMA 15YR 3.000% 09/01/2032	913,039	961,715
FNMA 15YR 3.000% 09/01/2033	290,682	305,146
FNMA 15YR 3.000% 10/01/2030	174,853	183,884
FNMA 15YR 3.000% 10/01/2030	171,468	180,221
FNMA 15YR 3.000% 10/01/2030	188,180	197,920
FNMA 15YR 3.000% 10/01/2031	78,005	82,063
FNMA 15YR 3.000% 11/01/2030	114,022	119,561
FNMA 15YR 3.000% 11/01/2031	429,245	451,259
FNMA 15YR 3.000% 11/01/2031	230,881	242,878
FNMA 15YR 3.000% 11/01/2033	398,308	418,042
FNMA 15YR 3.000% 11/01/2033	233,518	245,136
FNMA 15YR 3.500% 01/01/2026	2,370	2,497
FNMA 15YR 3.500% 01/01/2026	37,106	39,090
FNMA 15YR 3.500% 01/01/2027	55,824	58,830
FNMA 15YR 3.500% 01/01/2027	11,852	12,484
FNMA 15YR 3.500% 01/01/2029	3,331	3,526
FNMA 15YR 3.500% 01/01/2030	140,703	148,553
FNMA 15YR 3.500% 01/01/2034	309,903	327,308
FNMA 15YR 3.500% 02/01/2026	24,441	25,745
FNMA 15YR 3.500% 02/01/2026	6,906	7,275
FNMA 15YR 3.500% 02/01/2026	70,068	73,825
FNMA 15YR 3.500% 02/01/2029	7,112	7,525
FNMA 15YR 3.500% 02/01/2029	119,212	126,128
FNMA 15YR 3.500% 02/01/2030	110,666	116,970
FNMA 15YR 3.500% 02/01/2031	120,610	127,180
FNMA 15YR 3.500% 02/01/2032	131,634	139,258
FNMA 15YR 3.500% 02/01/2033	246,420	260,701
FNMA 15YR 3.500% 02/01/2034	104,333	110,194
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     18

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FNMA 15YR 3.500% 03/01/2032	61,652	64,896
FNMA 15YR 3.500% 03/01/2033	92,212	97,495
FNMA 15YR 3.500% 04/01/2026	375	395
FNMA 15YR 3.500% 04/01/2026	7,242	7,629
FNMA 15YR 3.500% 04/01/2026	35,229	37,104
FNMA 15YR 3.500% 04/01/2027	10,789	11,411
FNMA 15YR 3.500% 04/01/2030	37,997	40,232
FNMA 15YR 3.500% 04/01/2030	43,206	45,756
FNMA 15YR 3.500% 04/01/2033	7,300	7,718
FNMA 15YR 3.500% 04/01/2034	271,947	287,477
FNMA 15YR 3.500% 05/01/2033	8,124	8,591
FNMA 15YR 3.500% 06/01/2026	1,837	1,935
FNMA 15YR 3.500% 06/01/2027	26,262	27,633
FNMA 15YR 3.500% 06/01/2029	48,509	51,355
FNMA 15YR 3.500% 06/01/2030	88,292	93,547
FNMA 15YR 3.500% 06/01/2032	198,694	210,246
FNMA 15YR 3.500% 07/01/2029	78,445	83,037
FNMA 15YR 3.500% 07/01/2032	156,330	165,378
FNMA 15YR 3.500% 08/01/2026	1,813	1,910
FNMA 15YR 3.500% 08/01/2026	16,281	17,216
FNMA 15YR 3.500% 08/01/2027	20,519	21,724
FNMA 15YR 3.500% 08/01/2029	134,567	142,393
FNMA 15YR 3.500% 08/01/2029	182,798	192,421
FNMA 15YR 3.500% 08/01/2032	185,375	195,984
FNMA 15YR 3.500% 08/01/2032	122,878	130,004
FNMA 15YR 3.500% 08/01/2033	74,715	79,031
FNMA 15YR 3.500% 08/01/2033	74,703	78,853
FNMA 15YR 3.500% 09/01/2026	7,403	7,800
FNMA 15YR 3.500% 09/01/2026	8,320	8,767
FNMA 15YR 3.500% 09/01/2028	9,405	9,901
FNMA 15YR 3.500% 09/01/2029	245,106	259,496
FNMA 15YR 3.500% 09/01/2029	103,916	109,694
FNMA 15YR 3.500% 09/01/2033	500,768	528,027
FNMA 15YR 3.500% 10/01/2026	190,483	200,605
FNMA 15YR 3.500% 10/01/2026	13,002	13,682
FNMA 15YR 3.500% 10/01/2026	49,283	51,933
FNMA 15YR 3.500% 10/01/2026	474	499
FNMA 15YR 3.500% 10/01/2028	54,699	57,874
FNMA 15YR 3.500% 10/01/2029	42,583	44,919
FNMA 15YR 3.500% 11/01/2025	47,915	50,439
FNMA 15YR 3.500% 11/01/2026	414	441
FNMA 15YR 3.500% 11/01/2026	104,807	110,426
FNMA 15YR 3.500% 11/01/2028	81,861	86,654
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     19

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FNMA 15YR 3.500% 12/01/2025	9,605	10,111
FNMA 15YR 3.500% 12/01/2028	53,638	56,744
FNMA 15YR 3.500% 12/01/2028	8,369	8,860
FNMA 15YR 3.500% 12/01/2029	17,593	18,574
FNMA 15YR 3.500% 12/01/2032	260,432	276,231
FNMA 15YR 4.000% 01/01/2029	19,800	20,829
FNMA 15YR 4.000% 01/01/2029	19,800	20,829
FNMA 15YR 4.000% 01/01/2029	19,800	20,829
FNMA 15YR 4.000% 01/01/2029	19,800	20,829
FNMA 15YR 4.000% 07/01/2025	3,547	3,724
FNMA 15YR 4.000% 08/01/2026	3,877	4,071
FNMA 15YR 4.000% 09/01/2025	1,126	1,181
FNMA 15YR 4.000% 11/01/2026	25,813	27,154
FNMA 15YR 4.500% 05/01/2024	5,922	6,159
FNMA 15YR 5.000% 02/01/2023	1,604	1,653
FNMA 15YR 5.000% 04/01/2024	1,320	1,361
FNMA 15YR UMBS 2.000% 05/01/2035	1,324,413	1,361,038
FNMA 15YR UMBS 2.000% 06/01/2035	1,066,789	1,093,619
FNMA 15YR UMBS 2.000% 07/01/2035	1,221,134	1,251,846
FNMA 15YR UMBS 2.000% 08/01/2035	1,614,932	1,655,548
FNMA 15YR UMBS 2.500% 02/01/2035	339,908	352,129
FNMA 15YR UMBS 2.500% 05/01/2035	1,243,744	1,286,145
FNMA 15YR UMBS 2.500% 08/01/2034	353,673	365,724
FNMA 15YR UMBS 2.500% 09/01/2034	126,126	130,403
FNMA 15YR UMBS 2.500% 10/01/2034	684,610	707,842
FNMA 15YR UMBS 2.500% 12/01/2034	265,149	274,685
FNMA 15YR UMBS 3.000% 07/01/2034	293,138	306,454
FNMA 15YR UMBS 3.000% 12/01/2034	530,821	556,083
FNMA 15YR UMBS SUPER 2.000% 07/01/2035	1,099,293	1,126,941
FNMA 15YR UMBS SUPER 2.000% 09/01/2035	1,858,369	1,905,107
FNMA 15YR UMBS SUPER 2.000% 10/01/2035	1,979,259	2,029,038
FNMA 6M LIBOR ARM 1.538% 03/01/2034 VARIABLE	15,291	15,599
FNMA 6M LIBOR ARM 1.540% 11/01/2032 VARIABLE	4,917	4,955
FNMA 6M LIBOR ARM 1.665% 12/01/2032 VARIABLE	14,457	14,533
FNMA 6M LIBOR ARM 1.667% 09/01/2035 VARIABLE	24,065	24,680
FNMA 7/1 HYBRID ARM 1.918% 01/01/2034 VARIABLE	6,472	6,505
FNMA 7/1 HYBRID ARM 1.995% 03/01/2036 VARIABLE	3,114	3,231
FNMA 7/1 HYBRID ARM 2.044% 01/01/2036 VARIABLE	643	667
FNMA MEGA 15YR REMIC-BACKED 3.500% 11/01/2025	72,551	76,434
FNMA_03-W11 2.993% 06/25/2033 VARIABLE	105	107
UMBS 15YR TBA (REG B) 2.000% 01/18/2037	11,600,000	11,882,750
UMBS 15YR TBA (REG B) 2.500% 01/18/2037	17,400,000	17,990,648
FHLMC_K025 2.682% 10/25/2022	497,840	504,388
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     20

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

	FHLMC_K030 3.250% 04/25/2023	523,006	536,601
	FHLMC_K032 3.310% 05/25/2023	2,175,000	2,244,026
	FHLMC_K043 2.532% 10/25/2023	145,427	147,829
	FHLMC_K066 2.797% 12/25/2026	581,535	606,996
	FHLMC_K092 3.125% 10/25/2028	358,664	383,917
	FHLMC_K725 2.666% 05/25/2023	191,896	193,137
	Total investment contracts		196,985,332

	Wrapper Contracts
	American General- 698492		3,174
	American United Life - S00031		585
	JP Morgan Chase		2,829
	Prudential - GA-64293		1,771
	TRANSAMERICA - MDA00723TR		511
	TRANSAMERICA - MDA00724TR		3,369
	Total wrapper contracts		12,239

	Total fully benefit-responsive investment contracts		196,997,571

*	Loans to Participants
	Various Loans, 3.25% — 9.95% due through 2051		27,058,208
	Less: Deemed distributions		(193,799)
	Net participant loans		26,864,409

	Assets Held at End of Year per Form 5500		$3,178,600,183
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERIPRISE FINANCIAL, INC.
(Registrant)

Date:	June 29, 2022	By	/s/ Michelle Rudlong
Michelle Rudlong Delegate Employee Benefits Administration Committee

EXHIBIT INDEX

Exhibit        Description

23.1    Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.